Filed Pursuant to Rule 433

Registration No. 333-191021

$875 MILLION FLOATING RATE MEDIUM-TERM NOTES, SERIES A, DUE OCTOBER 7, 2015

AMERICAN HONDA FINANCE CORPORATION

Term Sheet October 7, 2014
Issuer:	American Honda Finance Corporation
Security:	Floating Rate Medium-Term Notes, Series A
Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A1 (stable outlook) Standard & Poor’s Ratings Services: A+ (stable outlook)
CUSIP:	02665W AN1
Trade Date:	October 7, 2014
Original Issue Date:	October 10, 2014
Stated Maturity Date:	October 7, 2015
Principal Amount:	$875,000,000
Interest Category:	Regular Floating Rate Note
Interest Rate Basis:	LIBOR
Designated LIBOR Page:	Reuters Page LIBOR01
Index Maturity:	3 Month
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on October 8, 2014 plus the Spread, accruing from October 10, 2014
Initial Interest Reset Date:	January 7, 2015
Interest Reset Dates:	Each Interest Payment Date
Interest Determination Date:	The second London Banking Day preceding each Interest Reset Date
Interest Payment Frequency:	Quarterly
Interest Payment Dates:	January 7, 2015, April 7, 2015, July 7, 2015 and the Stated Maturity Date, short first coupon, no interpolated LIBOR
Spread:	+0 basis points
Designated LIBOR Currency:	U.S. dollars
Price to Public:	100.00%
Commission:	0.03%
Net Proceeds to Issuer:	99.970% / $874,737,500
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day.
Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date
Calculation Agent:	Deutsche Bank Trust Company Americas
Business Days:	New York and London
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
DTC Number:	355
Bookrunners:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Mizuho Securities USA Inc.
Co-managers:	Loop Capital Markets LLC The Williams Capital Group, L.P.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 12, 2014 and the related prospectus dated September 5, 2013; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and the applicable pricing supplement if you request it by calling BNP Paribas Securities Corp. at (800) 854-5674, Credit Suisse Securities (USA) LLC at (800) 221-1037, J.P. Morgan Securities LLC at (212) 834-4533, or Mizuho Securities USA Inc. at (866) 271-7403.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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